

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2026

Amro Albanna
Chief Executive Officer
Aditxt, Inc.
2569 Wyandotte Street, Suite 101
Mountain View, CA 94043

      **Re: Aditxt, Inc.**
          **Registration Statement on Form S-3**
          **Filed April 13, 2026**
          **File No. 333-295005**

Dear Amro Albanna:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    Sean F. Reid, Esq.